UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On December 16, 2024, Prestige Wealth Inc. (the “Company”) completed its acquisition of all shares of InnoSphere Tech Inc, a company incorporated under the laws of the British Virgin Islands. Also on December 16, 2024, the Company completed its acquisition of all shares of Tokyo Bay Management Inc, a company incorporated under the laws of the British Virgin Islands.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Prestige Wealth Inc. Announces Closing of Acquisitions of InnoSphere Tech and Tokyo Bay

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: December 19, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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